06004537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 24 2006 PROCESSING SECTION 209

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49308 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Heflin & Co., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, Suite 2520
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ashita K. Johnson (310) 229-9705
(Area Code — Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor (Address) Los Angeles (City) California (State) 90067 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 18 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KA 4/17/06

# OATH OR AFFIRMATION

I, Ashita Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heflin & Co., LLC ,as of December 31 , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Loreen A. Washburn

Notary Public

LOREEN A. WASHBURN
COMM. # 1632435
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. DEC. 22, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

**BDO Seidman, LLP**
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

# Independent Auditors' Report

To the Members of
Heflin & Co., LLC

We have audited the accompanying statement of financial condition of Heflin & Co., LLC, as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Heflin & Co., LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Los Angeles, California
January 27, 2006

# Heflin & Co., LLC

## Statement of Financial Condition

| *December 31,* | 2005 |
|---|---|
| **Assets** (Note 2) | |
| Cash and cash equivalents | $ 717,228 |
| Receivable from Clearing Broker (Note 2) | 772,459 |
| Securities owned, not readily marketable, estimated fair value | 1,130 |
| Prepaid expenses | 176,234 |
| Deposit with Clearing Broker (Note 3) | 100,000 |
| Fixed assets, at cost, net of accumulated depreciation of $302,479 (Note 4) | 76,044 |
| Other assets | 142,308 |
| Total assets | $ 1,985,403 |
| **Liabilities and Members' Equity** | |
| **Liabilities** | |
| Commissions payable | $ 285,447 |
| Accounts payable and accrued liabilities | 208,431 |
| Total liabilities | 493,878 |
| **Commitments** (Note 5) | - |
| **Members' equity** (Note 7) | 1,491,525 |
| Total liabilities and members' equity | $ 1,985,403 |

*See accompanying notes to statement of financial condition.*

1. **Organization and Accounting Policies**

Heflin & Co., LLC (the "Company") a California Limited Liability Company, was organized on February 28, 1996. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and dealer to institutional clients from its offices located in Los Angeles, California and St. Petersburg, Florida.

The Company operates under an agreement (the "Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

**Cash and Cash Equivalents**

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

**Fixed Assets**

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of the related assets ranging from 5 to 7 years.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

**1. Organization and Accounting Policies (Continued)**

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could materially differ from those estimates.

**New Accounting Pronouncements**

In May 2005, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 154, *Accounting Changes and Error Corrections,* which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 will be effective for accounting changes made in the fiscal year beginning January 1, 2006. The Company does not expect the adoption of this pronouncement to have a material impact on its results of operations and financial position.

**2. Clearing Agreement**

The Agreement provides the Clearing Broker with liens upon all of the Company's property held by it including, but not limited to securities, monies, and receivables. These liens secure the Company's liabilities and obligations to the Clearing Broker. The agreement also contains standard indemnifications to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2005, there were no amounts to be indemnified to the clearing brokers for these accounts.

**3. Deposit with Clearing Broker**

The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under its clearing agreement.

**4. Fixed Assets**

Fixed assets are composed of the following:

| *December 31,* | 2005 |
|---|---|
| Furniture and fixtures | $ 145,421 |
| Office equipment | 233,102 |
| Total | 378,523 |
| Accumulated depreciation | (302,479) |
| | $ 76,044 |

**5. Commitments**

**Leases**

The Company leases office space under operating leases which expire through April 2006. The future minimum rental payments under these agreements at December 31, 2005 are as follows:

| *Year ending December 31,* | |
|---|---|
| 2006 | $ 38,883 |

**Indemnifications**

Under its membership agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by California Law. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a directors and officers liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnifications are minimal and has no liabilities recorded for these indemnifications as of December 31, 2005.

**5. Commitments (Continued)**

**401(k) Plan**

The Company has a 401(k) Contribution Plan (the "Plan"). Enrollment is open to all employees after one year of employment. The employer does not make a matching contribution. The Company had only minor administrative expenses for the year ended December 31, 2005.

**6. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,088,809 which was $988,809 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1 at December 31, 2005.

**7. Members' Equity**

The Company's operating agreement, as amended on December 28, 2000 authorizes the Company to issue two classes of ownership interest. Class A Units are issued to members that make a capital contribution to the Company in cash or property acceptable to the manager. Class B Units are non-voting and represent only an interest in the profits and losses of the Company. Class B Units are allocated to employees of the Company in the sole discretion of the manager. As of December 31, 2005, no Class B Units have been allocated.

**8. Business Risk**

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

**8. Business Risk (Continued)**

The Company does not anticipate nonperformance by its customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company clears on a fully disclosed basis and all of its customers are institutional. In addition, the Company carries a million dollar securities dealer blanket bond.

# Heflin & Co., LLC

## Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2005

BDO

BDO Seidman, LLP
Accountants and Consultants

# Heflin & Co., LLC

## Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2005

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777



# Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

To the Members of
Heflin & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Heflin & Co., LLC (the "Company") for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of an internal control structure and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
January 27, 2006